Wetrade Group, Inc.

No 1 Gaobei South Coast

Yi An Men 111 Block 37, Chao Yang District

Beijing City, People Republic of China 100020

October 22, 2021

Via Electronic Mail

Jeffery Kauten

Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	Wetrade Group, Inc. (the “Company”)

Dear Mr. Kauten:

This letter is in response to the letter dated October 15, 2021 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Wetrade Group, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the SEC’s comments in bold below and numbered them accordingly.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your risk factors on pages 24 and 30, which discuss your reliance on dividends and other distributions paid by your PRC subsidiaries, and that you intend to retain most, if not all, of your available funds and future earnings and do not expect to pay dividends in the foreseeable future after this offering. We also note your disclosure on page 34, which states, “In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China.” Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.

RESPONSE: We respectfully advise the Staff that we have not made any dividends distribution and have revised the cover page and prospectus summary to disclose as such. Furthermore, we have included more details regarding how cash is transferred within the business entities and any restrictions on our ability to transfer cash between entities in the Prospectus Summary section on pages 5 and 6 and in the Risk Factors section on page 20.

Prospectus Summary

Risk Factor Summary, page 4

2. Please disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations.

1

RESPONSE: We respectfully advise the Staff that we have revised the risk factor summary to disclose the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers on page 9.

Risk Factors

Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law..., page 18

3. Please clarify why you refer to contractual arrangements in this risk factor when it appears that you do not utilize a VIE structure. Please revise or advise.

RESPONSE: We respectfully advise the Staff that we do not utilize a VIE structure or adopt any contractual arrangements among the subsidiaries, and we have revised the Risk Factor section accordingly on page 21 of the amended registration statement.

Dividend Policy, page 34

4. Please tell us why you refer to “Regulation-Regulation on Dividend Distributions” when your filing does not appear to include this section.

RESPONSE: We respectfully advise the Staff that we have revised the Dividend Policy section on page -- and added the corresponding referenced section on page 58 of the amended registration statement under “PRC Laws and Regulations on Dividend Distribution.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Wetrade Group, Inc.

/s/ Pijun Liu
Name:	Pijun Liu
Title:	Chief Executive Officer

2